GPC CAPITAL CORP. II

August 5, 2009

VIA FEDERAL EXPRESS AND EDGAR

Re:	GPC Capital Corp. II Hicks Acquisition Company I, Inc. Proxy Statement on Schedule 14A/Registration Statement on Form S-4 File No. 333-152983

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigitte Lippmann

                  Pamela A. Long

Dear Mses. Long and Lippman:

GPC Capital Corp. II, a Delaware corporation (“GPC”), hereby submits its request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-4 (File No. 333-152983), including all amendments and exhibits thereto (the “Registration Statement”), filed by GPC with the Securities and Exchange Commission on August 12, 2008, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because the Equity Purchase Agreement (the “Equity Purchase Agreement”), dated as of July 1, 2008, by and among Hicks Acquisition Company I, Inc., GPC Holdings, L.P., Graham Packaging Corporation, Graham Capital Company, Graham Engineering Corporation, BMP/Graham Holdings Corporation, Graham Packaging Holdings Company, GPC, HH-HACI, L.P. and the other parties signatory thereto, has been terminated and GPC will not be registering any securities in connection with the transactions contemplated by the Equity Purchase Agreement. The Registration Statement was not declared effective by the Commission and no securities of GPC were sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to Edward J. Chung of Simpson Thacher & Bartlett LLP, GPC’s counsel, by fax at (212) 455-2502. If you have any questions regarding this request for withdrawal, please contact Mr. Chung at (212) 455-2023.

Very truly yours,

GPC CAPITAL CORP. II

By:	/s/ David W. Bullock
Name: David W. Bullock Title: Chief Financial Officer

cc:        Edward J. Chung